SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                             DIGITAL RECORDERS, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   253869 10 1
                                 (CUSIP Number)


                                  John Higgins
                               105 High Farms Road
                            Glen Head, New York 11545
                                 (516) 671-5745
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 26, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d(f), or 240.13d(g), check the following box |_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.



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
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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           John Higgins
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)     |_|
           (b)     |_|

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3          SEC USE ONLY

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4          SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS
           2(d) or 2(a) |_|
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           US
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
                      7       SOLE VOTING POWER
                              269,611
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                      8       SHARED VOTING POWER
                              None
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                      9       SOLE DISPOSITIVE POWER
                              269,611
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                      10      SHARED DISPOSITIVE POWER
                              None
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           269,611
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS) |_|
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.9%
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14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           IN
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

Item 1.     Security and Issuer.
--------------------------------

     This statement relates to the Common Stock ("Stock") of Digital Recorders, Inc. (the "Company" or "DRI"). The principal executive offices of the Company are located at 4018 Patriot Drive, Suite 100, Durham, North Carolina 27703.

Item 2.     Identity and Background.
------------------------------------

     Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by the following person (the "Reporting Person"): John Higgins. Mr. Higgins' principal business address is 4018 Patriot Drive, Suite 100, Durham, North Carolina 27703.

     Mr. Higgins is a director of the Company. From 1990 and through November 1999, Mr. Higgins was Senior Vice President of Corporate Finance for Royce Investment Group, Inc., certain assets of which were subsequently acquired by Investec Ernst & Company, an international investment and merchant banking firm. Mr. Higgins is currently retired from Investec Ernst and pursuing personal business interests..

     During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Higgins is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration.
--------------------------------------------------------------

     Higgins used $250,000 in personal funds to purchase the convertible debenture referenced in Item 4 below.

Item 4.     Purpose of Transaction.
-----------------------------------

     Mr. Higgins has purchased a seven-year term, eight percent interest rate, $250,000 convertible subordinated debenture convertible at $2 per share. As noted in Item 2 above, Mr. Higgins serves on the DRI Board of Directors. The purchase was closed on August 26, 2002.

     The Reporting Person has no present plans or proposals that relate to or that would result in any of the following actions:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;


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

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.
-------------------------------------------------

     Higgins, individually, pursuant to Rule 13d-3 of the Act, may be deemed to be the beneficial owner of 269,611 shares of the Stock, which constitutes approximately 6.9% of the Outstanding Shares and consists of (i) the 125,000 shares described in the preceding paragraphs which Mr. Higgins has the right to acquire upon conversion of the convertible debenture described in Item 4 above
(ii) 25,000 shares which Mr. Higgins has the right to acquire upon exercise of warrants and currently exercisable options and (iii) 119,611 additional shares of Stock beneficially owned by Higgins separately. Higgins has the sole the power to vote and to dispose of all of such shares of Stock.

     Other than the transaction described in Item 4 above, there have been no transactions in Stock by the Reporting Person during the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
--------------------------------------------------------------------------------

     To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

None.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   August 29, 2002
                                           -------------------------------------
                                                        (Date)
                                                   /s/ John Higgins
                                           -------------------------------------
                                                       John Higgins


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